Filed by GKN plc
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GKN plc
Commission File No.: 082-01042

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION.

9 March 2018

Proposed combination of GKN Driveline and Dana

The Board of GKN plc (‘GKN’) is pleased to announce that GKN has reached agreement with Dana Incorporated (‘Dana’) on the proposed combination of GKN’s Driveline business1 (‘GKN Driveline’) and Dana (the ‘Proposed Transaction’) to create Dana plc, a global leader in vehicle drive systems (the ‘Combined Group’ or ‘Dana plc’).

Compelling strategic rationale for GKN

●	Represents an acceleration of GKN’s strategy of separating its Aerospace and Driveline businesses, while also providing enhanced value to GKN’s shareholders.
●	Brings together two highly complementary businesses and creates a global leader in vehicle drive systems across all three mobility markets – light vehicle, commercial vehicle and off-highway.
●	Combines two companies with rich heritages, similar cultures and a long history of working together.
●	Delivers significant synergies.
●	Following the divestment of Powder Metallurgy and other non-core businesses, will leave GKN as a focused, world class aerospace company.

Summary Financial Terms of Proposed Transaction

●
GKN’s shareholders to receive 47.25% of the fully diluted share capital of Dana plc at completion of the Proposed Transaction (‘Completion’). Based on Dana’s fully diluted share capital and closing share price as at 8 March 2018 (being the last trading day prior to the release of this announcement) (the ‘Last Business Day’) of $26.20, this equates to a value of $3.5 billion (£2.5 billion); plus

●
GKN will also receive $1.6 billion (£1.2 billion) in cash[2] after deducting for the transfer of $1.0 billion (£0.7 billion) of GKN’s IAS 19 pension deficit as at 31 December 2017 (net of deferred tax)[3] to the Combined Group.

Therefore, based on the closing share price of Dana as at the Last Business Day of $26.20, the Proposed Transaction values GKN Driveline at a total enterprise value of $6.1 billion (£4.4 billion), equivalent to a 2017 EV / EBITDA multiple of 7.5x.

Transaction highlights

●
Annual run-rate synergies of $235 million[4] (£170 million) by the end of the third year post-Completion. These benefits are in addition to the GKN Driveline benefits expected as part of Project Boost, and have no material impact on the overall Boost benefits statement, announced on 14 February 2018[5].

●
Board of the Combined Group will comprise a majority of independent non-executive directors. Both Anne Stevens, Chief Executive of GKN, and Richard Parry-Jones, independent non-executive director of GKN, will become non-executive directors of Dana plc.

●	Dana plc will be a newly-formed UK public limited company. It will be listed on the New York Stock Exchange (the ‘NYSE’) and headquartered in Maumee, Ohio.
●
Agreement in connection with the Proposed Transaction reached with the trustees of GKN’s UK pension schemes. Pension position in respect of the ongoing GKN group (‘GKN Aerospace’) to be substantially de-risked.

●
Completion expected during Q4 2018, conditional, among other things, on Dana and GKN shareholder approval, certain anti-trust and regulatory consents and the Melrose offer having lapsed or been withdrawn.

Status of the Melrose Offer

On 1 February 2018, Melrose announced an offer for GKN (the ‘Melrose Offer’) which was, and continues to be, rejected by the Board of GKN. The Melrose Offer has not been amended and, unless an extension is granted by the Takeover Panel, the last business day on which shareholders can accept the Melrose Offer is 29 March 2018. The latest date and time by which the Melrose Offer may be declared or become unconditional as to acceptances is 1.00 pm on 2 April 2018.

Superiority of Proposed Transaction over Melrose Offer

The Board of GKN believes the Proposed Transaction, together with the prospects for GKN Aerospace, provides significantly greater value for GKN’s shareholders than the Melrose Offer.

The Proposed Transaction values GKN Driveline at a 2017 EV / EBITDA multiple of 7.5x, similar to the 2017 EV / EBITDA multiple implied by the Melrose Offer for the entire issued share capital of GKN of 7.7x. Aerospace and powder metallurgy transactions are typically completed at significantly higher multiples than transactions within the automotive supplier sector.

The Proposed Transaction also provides GKN shareholders with a significant equity stake in a global leader in vehicle drive systems with significant synergies.

The Board of GKN considers that the Proposed Transaction is in the best interests of GKN and its shareholders and intends unanimously to recommend that GKN shareholders vote in favour of the resolutions to be proposed at the GKN General Meeting. In addition, the Board continues to believe that the Melrose Offer fundamentally undervalues GKN. Accordingly, the Board unanimously recommends that GKN shareholders should take no action in relation to the Melrose Offer and should not sign any document which Melrose or its advisers send to GKN shareholders.

Mike Turner, Chairman of GKN, commented:

“This combination of GKN Driveline and Dana will create a US and UK led global market leader in vehicle drive systems. The synergies between these two businesses and our complementary product portfolios make this a great deal for GKN shareholders.

Following the transaction, GKN shareholders will own 47% of a $14 billion revenue, global automotive group and will retain ownership of GKN’s outstanding remaining businesses.

GKN is continuing to pursue the sale of its non-core businesses including Powder Metallurgy. The Board remains committed to delivering up to £2.5 billion of cash returns to shareholders over the next three years.

The Board believes that this strategy is far more attractive for GKN shareholders than the Melrose proposal which fundamentally undervalues GKN and therefore the Board unanimously recommends that GKN shareholders reject the Melrose proposal and vote in favour of the proposed combination with Dana.”

James Kamsickas, President and Chief Executive Officer of Dana, said:

“This transformative and strategic transaction solidifies Dana as a world leader in vehicle drive systems and establishes us a leading position in electric propulsion, which we see as the future of vehicle drivetrains.

We have a long history of partnering with GKN, and the companies possess similar cultures and exceptionally talented people.

Our highly complementary businesses share a deep understanding of our customers’ long-term requirements. We look forward to delivering value and growth to our shareholders.”

Further details on GKN Aerospace

GKN Aerospace will continue to implement the new strategy that was presented to the market on 14 February 2018. Following the divestment of Powder Metallurgy and other non-core businesses, GKN Aerospace will become a standalone, focused, world class aerospace company. GKN Aerospace will be a leading global tier one supplier of specialty aerostructures, aero engine systems and specialist technologies, including wiring transparencies and ice protection systems. Supported by an attractive long-term cash profile from its Aero Engines RRSP portfolio, GKN Aerospace will be positioned to deliver value for decades to come.

As previously announced, the Aerospace core target margin is at least 14% for the year ending 31 December 2020 (excluding corporate costs described in paragraph 13.3). GKN’s Aerospace business will progress the work already started on Project Boost, which targets a £160 million5 recurring annual cash benefit from the end of 2020. The Board remains committed to its previously announced target of returning up to £2.5 billion to shareholders over the next three years, which will be further underpinned by the significant net cash proceeds received under the Proposed Transaction. GKN Aerospace’s dividend policy will be to target an average pay-out of 50% of free cash flow over the period of 2018 to 2020, adjusted to take account of the Proposed Transaction and non-core disposals. GKN Aerospace also expects to distribute surplus cash to shareholders, subject to maintaining an investment grade credit rating.

Further details of the Proposed Transaction

The Proposed Transaction is subject, among other things, to shareholder and regulatory approvals. In view of its size, the Proposed Transaction constitutes a Class 1 transaction for the purposes of the Financial Conduct Authority’s Listing Rules and requires the approval of GKN shareholders in order for it to be implemented. A circular containing further details of the Proposed Transaction and containing the notice convening a general meeting of GKN (the ‘GKN General Meeting’) will be sent to GKN’s shareholders in due course (the ‘Circular’). Completion is also subject to approval by shareholders of Dana (requiring a majority of all Dana shareholders). The GKN and Dana shareholder meetings are expected to be convened and held in early Q4 2018.

Completion is subject to the Melrose Offer being withdrawn or lapsing; each of GKN and Dana may terminate the Proposed Transaction in the event that the Melrose Offer is declared wholly unconditional.

Gleacher Shacklock LLP (‘Gleacher Shacklock’) and J.P. Morgan Securities plc (which conducts its UK investment banking business as J.P. Morgan Cazenove (‘J.P. Morgan Cazenove’) are acting as GKN’s joint lead financial advisers in relation to the Proposed Transaction. J.P. Morgan Cazenove is acting as sponsor to GKN in connection with the Proposed Transaction. Slaughter and May and Cravath, Swaine and Moore LLP are acting as GKN’s legal advisers in relation to the Proposed Transaction.

This summary should be read in conjunction with, and is subject to, the full text of this announcement and the appendices.

Analyst and investor meeting and conference call

There will be an analyst and investor meeting today at 3.00pm at UBS, 5 Broadgate, London, EC2M 2QS in their Auditorium located on the ground floor.

A live videocast of today’s presentation will be available at:
http://cache.merchantcantos.com/webcast/webcaster/4000/7464/7468/100881/Lobby/default.htm

A live dial in facility will be available by telephoning:

Conference Call

Standard International Access	+44 (0) 20 3003 2666
UK Toll Free	0808 109 0700
USA Toll Free	1 866 966 5335

Following the event, a replay of the conference call will be uploaded onto the GKN website and the on-demand archive webcast will be available via www.gkn.com

Note: Questions will only be taken at the event and the webcast and dial in facility will be turned off before the Q&A session commences.

Contacts

GKN plc
Guy Stainer, Investor Relations Director
Tel: +44 (0)20 7463 2382

FTI Consulting
Andrew Lorenz / Richard Mountain
Tel: +44 (0)203 727 1340

Gleacher Shacklock (Financial Adviser to GKN plc)
Tim Shacklock, Dominic Lee, James Dawson
Tel: +44 (0)20 7484 1150

J.P. Morgan Cazenove (Financial Adviser, Sponsor and Corporate Broker to GKN plc)
Robert Constant, Dwayne Lysaght, Stephen Smith
Tel: +44 (0)20 7742 4000

UBS (Financial Adviser and Corporate Broker to GKN plc)
Hew Glyn Davies, James Robertson, Jonathan Retter
Tel: +44 (0)20 7567 8000

Person responsible

The person responsible for arranging the release of this announcement on behalf of GKN is Kerry Watson, Company Secretary (+44 (0)1527 517715).

Further information

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

The distribution of this announcement in jurisdictions outside the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Save as disclosed in this document or the announcements made by GKN since the date of the response circular published by GKN on 15 February 2018 (the “Defence Document”), for the purposes of Rule 27.2(a) of the Code, there have been no material changes: (i) in the information disclosed which are material in the context of the Defence Document; and (ii) to the matters listed in Rule 27.2(c) of the Code since the publication of the Defence Document.

Gleacher Shacklock LLP (“Gleacher Shacklock”), which is authorised and regulated by the Financial Conduct Authority in the United Kingdom, is acting exclusively as financial adviser to GKN and no one else in connection with the matters set out in this announcement and will not be responsible to anyone other than GKN for providing the protections afforded to clients of Gleacher Shacklock or for providing advice in connection with the subject matter of this announcement or any other matter referred to herein.

J.P. Morgan Securities plc (which conducts its UK investment banking business as J.P. Morgan Cazenove) (“J.P. Morgan Cazenove”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. J.P. Morgan Cazenove is acting exclusively as financial adviser to GKN and no one else in connection with the Proposed Transaction and will not regard any other person as its client in relation to the Proposed Transaction and will not be responsible to anyone other than GKN for providing the protections afforded to clients of J.P. Morgan Cazenove or its affiliates, nor for providing advice in relation to the Proposed Transaction or any other matter referred to in this announcement.

UBS Limited (“UBS”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. UBS is acting exclusively as financial adviser to GKN and no one else for the purpose of the consideration of a proposed acquisition by Melrose and will not be responsible to anyone other than GKN for providing the protections offered to clients of UBS nor for providing advice in relation to the subject matter of this announcement or any transaction, arrangement or other matter referred to herein.

Disclosure requirements of the City Code on Takeovers and Mergers (the “Code”)

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Publication on a website

In accordance with Rule 26.1 of the Code, a copy of this announcement will be published on the GKN website (www.gkn.com) by no later than 12 noon on the business day following this announcement. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

Further, as required by the Panel, under Rule 30.1(c) of the Code, a copy of this announcement will be sent to, or made available to, GKN shareholders and persons with information rights, GKN employees and pension scheme trustees.

Cautionary statement

This announcement contains forward looking statements which are made in good faith based on the information available at the time of its publication. The forward-looking statements contained in this announcement may include statements about the expected effects of the Proposed Transaction on GKN, Dana, Dana plc and/or GKN Aerospace, the anticipated timing and benefits of the Proposed Transaction, GKN’s and Dana’s anticipated standalone financial results and all other statements in this document other than statements of historical facts. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “positioned,” “strategy,” “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. It is believed that the expectations reflected in these statements are reasonable but they are based upon a number of assumptions that are subject to change and they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated. Such risks, uncertainties and assumptions include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the satisfaction of the conditions to the Proposed Transaction and other risks related to Completion and actions related thereto; GKN’s and Dana’s ability to complete the Proposed Transaction on the anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Proposed Transaction; the ability of the parties to integrate successfully GKN Driveline with the business of Dana following the consummation of the Proposed Transaction and to realize the anticipated synergies (including any anticipated tax synergies) and other benefits expected from the Proposed Transaction; the effects of government regulation on GKN’s or Dana’s businesses; the risk that disruptions from the Proposed Transaction will harm GKN’s or Dana’s business; the effect of the announcement of the Proposed Transaction on the ability of GKN and Dana to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; potential litigation in connection with the Proposed Transaction; and other factors detailed in GKN’s Annual Report and Accounts 2016 and Dana’s reports filed with the SEC, including its Annual Report on Form 10-K under the caption “Risk Factors”. Nothing in this document should be regarded as a profit forecast. Forward-looking statements included herein are made as of the date hereof, and none of GKN, Dana or Dana plc undertakes, and each expressly disclaims, any obligation to update publicly such statements to reflect subsequent events or circumstances.

No offer or solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to a vote of Dana’s stockholders and a vote of GKN’s shareholders. In connection with the Proposed Transaction, it is intended that Dana plc will file with the SEC a registration statement on Form S-4, containing a prospectus with respect to Dana plc’s ordinary shares to be issued in the Proposed Transaction (the “Prospectus”) and a proxy statement for Dana’s stockholders (the “Proxy Statement”), and Dana will mail the Proxy Statement to its stockholders and file other documents regarding the Proposed Transaction with the SEC. Further, it is intended that GKN will mail a circular to its shareholders (“the Circular”) containing further details in relation to the Proposed Transaction and notice of the general meeting. DANA’S SECURITYHOLDERS AND GKN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH

THE SEC, INCLUDING THE PROSPECTUS AND THE PROXY STATEMENT, AND THE CIRCULAR WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, THE PROPOSED TRANSACTION AND Dana plc. Investors will be able to obtain copies of the Prospectus and the Proxy Statement as well as other filings containing information about Dana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by GKN will be made available free of charge on GKN’s Investor Relations Website. Copies of documents filed with the SEC by Dana or Dana plc will be made available free of charge on Dana’s Investor Relations Website.

Participants in the solicitation

GKN and its directors and executive officers, and Dana and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Dana common stock in respect to the Proposed Transaction. Information about the directors and executive officers of GKN is set forth in GKN’s Annual Report and Accounts 2016. Information about the directors and executive officers of Dana is set forth in the definitive proxy statement for Dana’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017. Investors may obtain additional information regarding the interests of such participants by reading each of the Prospectus and the Proxy Statement and the Circular regarding the Proposed Transaction when it becomes available.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION.

9 March 2018

Proposed combination of GKN Driveline and Dana

1.	Introduction

The Board of GKN plc (‘GKN’) is pleased to announce that GKN has reached agreement with Dana Incorporated (‘Dana’) on the proposed combination of GKN’s Driveline business1 (‘GKN Driveline’) and Dana (the ‘Proposed Transaction’) to create Dana plc, a global leader in vehicle drive systems (the ‘Combined Group’ or ‘Dana plc’).

2.	Summary of Terms of the Proposed Transaction

Under the terms of the Proposed Transaction:

●
GKN’s shareholders to receive 47.25% of the fully diluted share capital of Dana plc at Completion. Based on Dana’s fully diluted share capital and closing share price as at 8 March 2018 (being the last trading day prior to the release of this announcement) (the ‘Last Business Day’) of $26.20, this equates to a value of $3.5 billion (£2.5 billion); plus

●
GKN will also receive $1.6 billion (£1.2 billion) in cash[2] after deducting for the transfer of $1.0 billion (£0.7 billion) of GKN’s IAS 19 pension deficit as at 31 December 2017 (net of deferred tax)[3] to the Combined Group.

Therefore, based on the closing share price of Dana as at the Last Business Day of $26.20, the Proposed Transaction values GKN Driveline at a total enterprise value of $6.1 billion (£4.4 billion), equivalent to a 2017 EV / EBITDA multiple of 7.5x.

The Board of the Combined Group will comprise a majority of independent non-executive directors. Both Anne Stevens, Chief Executive of GKN, and Richard Parry-Jones, independent non-executive director of GKN, will become non-executive directors of Dana plc.

Dana plc will be a newly-formed UK public limited company and will be listed on the New York Stock Exchange with headquarters in Maumee, Ohio.

3.	Information on GKN Driveline

GKN Driveline comprises GKN’s Driveline division (which encompasses GKN’s Driveline and Off-Highway Powertrain businesses) and GKN’s 59% shareholding in Zhongyuan Cylinder Liners6.

The GKN Driveline business is a leading global supplier of automotive driveline systems and solutions. As a global business serving the leading vehicle manufacturers, it develops, builds and supplies a wide range of automotive driveline products and systems, for use in everything from the smallest low-cost car to the most sophisticated premium vehicles that demand complex driving dynamics.

The Off-Highway Powertrain business is a global supplier of power management products, systems and service solutions for the world’s leading off highway and industrial equipment manufacturers. Its technologies deliver efficiencies in the agricultural, construction, mining, utility and industrial markets.

A summary of the trading results for GKN Driveline for the 2 years ended 31 December 2017 is set out below:

(£m)[7]	2016	2017
Management Revenue	£4,652	£5,370
Management EBITDA	505	588
Management Trading profit	338	394

At 31 December 2017, GKN Driveline had gross assets of £4,816 million.

4.	Information on Dana

Dana is a global provider of high technology drive and motion products, sealing solutions, thermal-management technologies and fluid-power products. Its customer base includes a broad range of major vehicle and engine manufacturers in the global light vehicle, medium/heavy vehicle and off-highway markets. As of 31 December 2017, it employed approximately 30,100 people, operated in 33 countries and had 139 major facilities around the world. Dana is headquartered in Maumee, Ohio and is incorporated in Delaware. Dana is listed on the New York Stock Exchange under the ticker DAN with a market capitalisation of $3.8 billion (£2.8 billion). As Dana is registered and has its principal place of central management and control outside of the UK, Channel Islands and Isle of Man, Dana is not subject to the Code.

Dana has a highly experienced management team led by President and CEO James Kamsickas. Mr Kamsickas joined Dana in August 2015 after eight years as CEO of International Automotive Components Group LLC (‘IAC’). Under Mr Kamsickas, Dana has increased profits by approximately 45% and its share price has risen by 40%.

Dana aligns its business around four operating segments: Light Vehicle Driveline Technologies (Light Vehicle), Commercial Vehicle Driveline Technologies (Commercial Vehicle), Off-Highway Drive and Motion Technologies (Off-Highway), and Power Technologies.

Light Vehicle (44.0% of total 2017 sales)

The Light Vehicle segment manufactures a wide range of products including front axles, rear axles, driveshafts/propshafts, differentials, torque couplings, modular assemblies, rear drive units, power transfer units, axle tube assemblies, axle shafts and EV gearboxes for the light vehicle market (including light trucks, sport utility vehicles, crossover utility vehicles, vans and passenger cars). Major customers include Ford Motor Company, Fiat Chrysler Automobiles, Renault-Nissan Alliance, General Motors Company, Toyota Motor Company and Tata Motors.

Commercial Vehicle (19.6% of total 2017 sales)

The Commercial Vehicle segment manufactures products including steer axles, drive axles, driveshafts and tyre inflation systems for the medium/heavy vehicle market (including medium duty trucks, heavy duty trucks, buses and specialty vehicles). Major customers include PACCAR Inc., Volkswagen AG / MAN AG, AB Volvo, Daimler AG and Ford Motor Company.

Off-Highway (21.1% of total 2017 sales)

The Off-Highway segment manufactures products including front axles, rear axles, driveshafts, transmissions, torque converters, wheel, track and winch planetary drives, industrial gear boxes, tyre inflation systems, electronic controls, hydraulic valves, pumps and motors for off-highway markets (including construction, earth moving, agricultural, mining, forestry, material handling and other industrial markets). Major customers include Deere & Company, AGCO Corporation, Manitou Group, Oshkosh Corporation, Sandvik AB and Linamar Corporation.

Power Technologies (15.3% of total 2017 sales)

The Power Technologies segment manufactures gaskets, cover modules, heat shields, engine sealing systems, cooling and heat transfer products for light vehicle, medium/heavy vehicle and off-highway markets. Major customers include Ford Motor Company, General Motors Company, Cummins Inc., Volkswagen AG and Caterpillar Inc.

A summary of the trading results for Dana for the 3 years ended 31 December 2017 is set out below:

($m)[8]	2015	2016	2017	2017 (£m)[9]
Revenue	$6,060	$5,826	$7,209	£5,593
Adjusted EBITDA	652	660	835	648

5.	Background to and reasons for the Proposed Transaction

5.1	Background to the Proposed Transaction

On 12 January 2018, GKN announced that, following an intensive analysis over several months of the economic benefits and costs, it intended to separate its Aerospace and Driveline businesses. The Board believes that a separation would enable the businesses to set distinct strategic, operational and financial objectives, with clear focus, accountability and better aligned incentive plans. The separation would also increase strategic optionality for shareholders in having separate companies with distinct investment profiles and capital allocation policies.

On 14 February, GKN set out further details on its plans to move GKN to world class financial performance, which include differentiated strategies for different product segments, a cash improvement initiative (Project Boost) and the divestment of non-core businesses including Powder Metallurgy.

On 27 February 2018, GKN announced that its base case separation structure for Aerospace and Driveline was a demerger into two listed companies and that its aim was to complete a demerger in the middle of 2019.

As part of GKN’s commitment to maximising shareholder value, following an approach from Dana in late 2017, GKN engaged in discussions with Dana in early 2018. These discussions centred on a potential combination that would deliver the same operational benefits of a demerger but also offer greater value to shareholders, with less risk and within a shorter time frame. These discussions have now successfully concluded with the proposed combination of Dana with GKN Driveline announced today.

5.2	Compelling strategic rationale

Creates a global leader in vehicle drive systems

Dana plc will be a global leader in light vehicle drivetrain systems and among the largest powertrain suppliers worldwide. In the light vehicle market, Dana’s RWD and 4WD positions are complementary to GKN Driveline’s FWD and AWD capabilities.

In addition, the Combined Group will be a leader across key mobility markets with a portfolio balanced across the passenger car, light truck, off-highway and commercial vehicle segments.

Enhanced customer positions across leading platforms

The Combined Group will have established positions with all major Automotive OEMs including FCA, Ford, GM, Renault-Nissan, Tata, Toyota, and VW. Dana plc’s top five customers will account for less than 50% of combined revenues and the largest customer will account for approximately 17%.

The combined footprint will allow Dana plc to provide global coverage for all of its major customers.

Creates a diversified geographical footprint with a leading position in China

Dana plc will have a broad geographical footprint with 200 locations across the Americas, Europe, Africa and Asia and will benefit from the combination of GKN Driveline’s European business with Dana’s US footprint.

The combination creates a major business in China with combined sales of approximately $1.3bn.

Creates a business of scale with opportunities to develop both groups’ leading positions in vehicle electrification

The combined business brings together GKN and Dana’s highly complementary electric vehicle capabilities. GKN Driveline’s strong positions in eAxles, eTransmissions and integrated eDrive systems will be combined with Dana’s strong presence in electric axles for heavy vehicles.

The combination will enable Dana’s non-light vehicle activities to benefit from leveraging GKN’s technology and engineering expertise. This benefit will be enhanced as electrification becomes increasingly important in the heavy vehicle and off-highway end markets.

The scale of Dana plc creates opportunity for significant further investment in R&D.

Generates compelling synergies of $235 million4 (£170 million) per year

Dana plc will benefit from the strong synergy opportunity in addition to GKN Driveline’s Project Boost activities. In particular, the opportunity to generate savings from footprint optimisation, procurement and SG&A reductions. Further details of the synergy opportunity are provided in paragraph 6.2.

5.3	Compelling financial rationale for GKN shareholders

Attractive stand-alone valuation for GKN Driveline

Based on the one month volume weighted average trading price of Dana as at the Last Business Day of $26.20, the Proposed Transaction values GKN Driveline at a total enterprise value of £4.4 billion ($6.1 billion), equivalent to a highly attractive 2017 EV / EBITDA multiple of 7.5x.

Provides GKN shareholders with the opportunity to participate in the future upside of Dana plc and the synergy benefits of the combination

GKN’s shareholders will own 47.25% of Dana plc following Completion and will therefore be able to participate in the future value creation from:

●	profit improvement opportunity in GKN Driveline standalone;
●	synergy benefits of the combination; and
●	other financial benefits of the combination.

GKN shareholders to retain 100% exposure to future value creation in remaining GKN businesses

GKN shareholders will benefit from 100% ownership of GKN Aerospace, including 100% of GKN’s attractive Aerospace business and 100% of net proceeds from the disposals of Powder Metallurgy and other non-core businesses, details of which are provided in paragraphs 13.2 and 13.3.

6.	Financial benefits and effects of the creation of the Combined Group

6.1	General

Leverage

GKN expects Dana plc to have pro forma leverage as at 31 December 2017 of approximately 2.0 times net debt (excluding IAS19 pension deficit) to Adjusted EBITDA (including JVs, excluding synergies). This position is supported by the strong expected free cash generation of the Combined Group as well as the delivery of the cost synergies expected to be generated as a result of the Proposed Transaction.

Dividends

In the three financial years ending 31 December 2017, Dana’s dividend per share increased by 20% under the current management team.

6.2	Cost synergies

GKN and Dana believe that, as a direct result of the Proposed Transaction, the Combined Group will generate attractive synergies and create additional shareholder value.

The cost synergy benefits of the Proposed Transaction are expected to deliver cost savings with an annualised run rate of $235 million4 by the end of the third year post-Completion. These benefits are in addition to the Driveline benefits5 expected as part of Project Boost, and have no material impact on the overall Boost benefits statement, announced on 14 February 2018. The run rate at the end of the first year post-Completion (‘Year One’) is expected to be approximately 40%4, with approximately 71%4 achieved by the end of the second year post-Completion (‘Year Two’).

($m)[4]	Year 1	Year 2	Year 3%
Procurement	$45	$84	$112	48%
Manufacturing	19	41	75	32%
SG&A	31	41	48	20%
Total	95	166	235
	40%	71%	100%

Almost half (48%)4 of the recurring cost synergy benefits are driven by economies of scale and best practice in direct and indirect procurement. Manufacturing footprint optimisation and manufacturing excellence programmes account for just under a third of the benefit (32%)4, with the remainder through functional excellence and the removal of duplicate SG&A.

Dis-synergies have been considered in quantifying the net impact of the synergy benefits and are not expected to be material.

We estimate that the programme will require cash one-off costs to achieve in the range of $250m to $300m with around 60% incurred in Year One, 30% incurred in Year Two and the remainder in Year Three.

7.	Governance and Management of Dana plc

Dana and GKN Driveline both have long heritages in the automotive and vehicle markets.

On Completion, it is intended that James Kamsickas, President and CEO of Dana, will be President and CEO of the Combined Group. Jonathan Collins, Executive Vice President and Chief Financial Officer of Dana, will hold the same position in the Combined Group.

The Board of the Combined Group will comprise a majority of independent non-executive directors. Both Anne Stevens, Chief Executive of GKN, and Richard Parry-Jones, independent non-executive director of GKN, will be appointed as non-executive directors of Dana plc following Completion. Keith Wandell will be Non-Executive Chairman of the Combined Group.

Phil Swash will work with James Kamsickas to ensure that the Combined Group draws upon the talent and experience in both companies to lead the business. The Proposed Transaction brings together two highly complementary businesses to create a global leader in automotive systems which will create opportunities for GKN and Dana employees within the Combined Group.

8.	Transaction Structure

The Proposed Transaction will be effected through the transfer by GKN of GKN Driveline to Dana plc in consideration for the issue by Dana plc of the consideration shares to GKN shareholders pursuant to a special dividend to be declared by the Board of GKN and approved at the GKN General Meeting (the ‘Special Dividend’) and the payment of the cash consideration to GKN.

Immediately thereafter, Dana will merge with a newly formed, Delaware incorporated subsidiary of Dana plc under Delaware law in consideration for the issue by Dana plc of shares to former Dana shareholders which, when combined with any Dana plc shares that may be issued pursuant to Dana share options and awards, represent 52.75 per cent of the fully diluted share capital of Dana plc.

For UK resident shareholders of GKN, the Special Dividend is expected to be treated for tax purposes as dividend income equal to the value of the consideration shares which they will receive.

9.	Conditions

The Proposed Transaction is conditional upon the Melrose Offer lapsing or being withdrawn; each of GKN and Dana may terminate the Proposed Transaction in the event that the Melrose Offer is declared wholly unconditional.

Because of its size, the Proposed Transaction constitutes a Class 1 transaction for GKN under the UK Listing Rules and will therefore require the approval of GKN’s shareholders. GKN will in due course send a circular to its shareholders convening a meeting to approve the Proposed Transaction. The GKN Board is unanimous in its intention to recommend the Proposed Transaction to shareholders.

The Proposed Transaction is also subject to approval by shareholders of Dana (requiring a majority of all Dana shareholders), anti-trust approvals (including in the EU, US, China and other countries), US listing conditions and certain other customary conditions. The parties are confident that the necessary approvals will be obtained.

Shareholder meetings are expected to be convened, and the Proposed Transaction is expected to be completed, in Q4 2018.

Further details on the conditions to Completion are set out in Appendix 1.

10.	Break fee

A break fee of $150 million will be payable by Dana if the Proposed Transaction terminates as a result of the Board of Dana adversely changing or withdrawing its recommendation of the Proposed Transaction.

A break fee of $54 million is payable by Dana if:

●
a transaction resulting in the acquisition of: (i) more than 50% of Dana’s business; or (ii) more than 50% of the issued share capital in Dana is made and not withdrawn prior to Dana’s shareholder vote, and the Proposed Transaction terminates on the long stop date;

●	there is a breach by Dana of the warranties given in the Merger Agreement which has a material adverse effect or a material breach of interim covenant; or

●	the Dana shareholders do not approve the Proposed Transaction in circumstances where the Board of Dana has not adversely changed or withdrawn its recommendation of the Proposed Transaction.

A break fee of $54 million is payable by GKN if:

●
a transaction resulting in the acquisition of: (i) more than 50% of the GKN Driveline business; or (ii) more than 50% of the issued share capital in GKN (in each case other than the Melrose Offer) is made and not withdrawn prior to GKN’s shareholder vote, and the Proposed Transaction terminates on the long stop date;

●	the Board of GKN adversely changes or withdraws its recommendation of the Proposed Transaction or if GKN shareholders fail to approve the Proposed Transaction;

●
there is a breach by GKN of the warranties given in the Merger Agreement which has a material adverse effect or a material breach of interim covenant or GKN is legally prohibited from making the Distribution under the Special Dividend and the Proposed Transaction does not complete as a result; or

●
the Melrose Offer becomes wholly unconditional where, prior to the Melrose Offer having become unconditional as to acceptances, the Board of GKN has recommended that the GKN shareholders accept the Melrose Offer. A reduced break fee of $40m is payable by GKN if the Board has not recommended that shareholders accept the Melrose Offer before it has become unconditional as to acceptances.

Further detail on the break fee arrangements are set out in Appendix 1 to this announcement.

11.	Key terms of the Transaction Documents

Further details on the key terms of the Merger Agreement and Separation Agreement (the ‘Transaction Documents’) are set out in Appendix 1. Copies of the Transaction Documents will, subject to certain restrictions, be available for inspection on GKN’s website at www.GKN.com by no later than 12 noon on the business day following this announcement and until the end of the offer period (including any related competition reference period) in respect of the Melrose Offer.

12.	Pension Plan Arrangements

Transfer of pension liabilities and deficit to Dana

As part of the Proposed Transaction, £1,375 million of the GKN Group’s global pension and post-retirement medical scheme liabilities and £818m of the GKN Group’s IAS 19 deficit (pre-tax) will be transferred to Dana plc. This represents approximately 54% of GKN Group’s global IAS 19 deficit.

As a result, the global IAS 19 deficit remaining with GKN Aerospace will be reduced to £686 million before the impact of other actions summarised below.

In the UK £533m of IAS19 liability will be transferred to Dana plc, together with £409m of assets. Dana plc will make a contribution of £124m funded through a transaction price adjustment.

UK pension deficit elimination plan

De-risking the UK pension schemes

In addition, GKN has entered into a binding agreement with the trustees of the UK schemes (the ‘Trustees’) to reduce the liabilities and eliminate the deficit within the remaining GKN Group UK schemes. This plan involves an enhanced transfer value exercise, a pension increase exchange, provision of a guarantee and other risk transfer activities.

The net impact is estimated to reduce the UK IAS 19 liabilities to approximately £1,988 million, at a cash cost of £183 million (net of tax).

Eliminating the remaining UK deficit

A further cash contribution of £311 (net of tax) million of the proceeds arising from the disposal of the Powder Metallurgy business and other non-core disposals will be made to the UK pension schemes in order to assist with the elimination of the remaining UK deficit.  This cash contribution will mitigate s.75 issues in relation to the UK pension schemes and is expected to enable GKN Aerospace to operate with no deficit in respect of its UK pension schemes.

Furthermore, GKN and the Trustee of the 2012 UK scheme have agreed to work together to seek to achieve stability in the IAS 19 and funding levels, a low risk investment strategy that supports the 2012 Scheme funding and to a process for implementing full hedging of interest rate and inflation risks.

Finally, a contribution of up to £25 million (net of tax) will be made to the 2016 UK scheme to also de-risk that scheme.

Completion of all of the above arrangements is conditional on the Melrose offer having lapsed or been withdrawn and certain arrangements are also conditional on Completion occurring.

The arrangements agreed between GKN and the Trustees replace and improve upon GKN’s announcement on 2 March 2018 of its intention to make a financial contribution of approximately £160 million to the UK pension schemes upon a demerger of its Driveline and Aerospace businesses.

13.	GKN Aerospace

13.1	Overview of GKN Aerospace

Following Completion, GKN Aerospace will comprise GKN’s Aerospace business and its Powder Metallurgy and Other Businesses divisions. On 14 February 2018, GKN announced its intention to dispose of Powder Metallurgy and the non-core businesses which comprise its Other Businesses10 segment. Therefore, it is the intention of GKN’s Board that GKN Aerospace will become a focused Aerospace business within the next 12-18 months.

A summary of the trading results for GKN Aerospace for the 2 years ended 31 December 2017 is set out below:

(£m)[7]	2016	2017
Management Revenue	£4,761	£5,039
Management EBITDA	627	595
Management Trading profit	435	268

GKN’s Aerospace business (year ended 31 December 2017 sales of £3,638 million)

GKN’s Aerospace business, which will be headquartered in the UK, will be a leading global tier one supplier of specialty aerostructures, aero engine systems and specialist technologies, including wiring transparencies and ice protection systems. Its technology enhances the performance and efficiency of the world’s leading commercial and military aircraft.

Over the last decade, GKN has increased the revenue of its Aerospace business from £0.69 billion in 2006 to £3.64 billion in 2017. It has significantly grown and diversified the business through its acquisition of Filton (2009), Volvo Aero (2012) and Fokker Technologies (2015).

Structures (51% of GKN’s Aerospace business’ 2017 sales)

GKN Aerostructures is a trusted Tier One supplier of wing structures, fuselages, empennages and components to major OEMs, holding the number 2 global position in the global Aerostructures market.

Aero-Engines (33% of GKN’s Aerospace business’ 2017 sales)

GKN Aero-Engines is a Tier One provider of high performance metallic and composite structural engine components. GKN Aero-Engines holds the number 2 global position in the Engine systems market and is a partner on 70% of all active aircraft engines in the commercial market. Approximately 60% of GKN’s Aero-Engine sales are derived from risk and revenue sharing partnerships (RRSPs) and net cash flows from RRSPs are expected to total approximately $13.5 billion from 2018-205511.

Specialist Niche Positions (16% of GKN’s Aerospace business’ 2017 sales)

GKN’s Specialist Niche Positions activities comprise Electrical Wiring Interconnect Systems, Transparencies, Fuel & Flotation Tanks and Services businesses. GKN’s Electrical Wiring Interconnect Systems and Transparencies businesses are among the leading suppliers of wiring and canopies and GKN’s Services business is a leading supplier in third party aftermarket services for regional aircraft.

GKN Powder Metallurgy (year ended 31 December 2017 sales of £1,174 million)

GKN Powder Metallurgy comprises GKN Sinter Metals and Hoeganaes. GKN Sinter Metals is a manufacturer of precision automotive sintered components as well as components for industrial and consumer applications. Hoeganaes is one of the world’s leading manufacturers of metal powder, the essential raw material for powder metallurgy.

Other Businesses (year ended 31 December 2017 sales of £227 million)

Following Completion, GKN’s Other Businesses will comprise Wheels and Structures (previously part of GKN Land Systems).

13.2	Strategy and investment priorities

On 14 February 2018, GKN announced details of its new strategy and transformation plan along with its Project Boost cash improvement initiative and outlined its financial performance targets to the end of the financial year ending 31 December 2020.

The new strategy is built around delivering distinct strategies for different product segments with rigorous capital allocation and focused performance targets.

GKN remains committed to delivering Project Boost which, post-Completion, targets a £187m5 annual cash benefit from the end of 2020. This benefit is split £160m5 for Aerospace, £22m5 for Powder Metallurgy and £5m5 from central activities.

Up to £2.5bn cash return to shareholders

GKN also announced on 14 February 2018 that it was targeting returning up to £2.5bn to shareholders over the next three years, with a significant part expected to come from divestments executed within the first 12-18 months, including the sale of Powder Metallurgy.

The Board of GKN today reconfirms its target to return up to £2.5bn, which will be further underpinned by the significant net cash proceeds received under the Proposed Transaction. GKN has already received good buyer interest for Powder Metallurgy and other non-core businesses and several divestment processes are already underway.

Delivery of Boost for Aerospace

GKN shareholders will retain 100% of the benefit from the successful implementation of the ‘Boost for Aerospace’ improvement plan. Boost for Aerospace is focused on three core areas:
●	the turnaround of the US aerospace & defence activities;
●	the move to a global operating model; and
●	the rationalisation of products segments and the standardisation of sites across the business.

In aggregate, the ‘Boost for Aerospace’ improvement plan is expected by the board of GKN to deliver £1605 million of recurring cash benefit to the business by the end of 2020. This is expected to be generated in the following categories:

Category	£m5
Manufacturing excellence	77
Functional excellence	27
Direct procurement	30
Indirect procurement	26
Total	160

The delivery of Boost is expected to result in the core Aerospace business reaching a target margin of at least 14% for the financial year ending 31 December 2020 (excluding corporate costs described in paragraph 13.3).

In addition, GKN shareholders will benefit from GKN Aerospace’s attractive RRSP portfolio, which is expected to deliver $13.5bn11 of derived net cash flows in the period from 2018 - 2055.

Since GKN’s announcement regarding its intention to separate the Aerospace and Driveline businesses on 12 January 2018, GKN has received a number of approaches for GKN’s Aerospace business at values significantly above what it believes is reflected in GKN’s share price or Melrose’s offer. GKN’s Board has chosen not to progress these approaches as it considers that they do not reflect the fundamental value of GKN’s Aerospace business and the opportunity presented by, inter alia, the Boost Aerospace improvement plan and GKN’s RRSP portfolio.

13.3	Reorganisation of management structure

The Proposed Transaction, in combination with the intended divestment of Powder Metallurgy and other non-core businesses, will enable GKN to significantly reorganise its management structure and materially reduce its central costs.

GKN expects to include further information on this management structure reorganisation in the Circular to be sent to shareholders.

14.	Use of proceeds and financial effects on GKN Aerospace

The consideration payable by Dana will comprise new Dana plc shares representing 47.25% of the fully diluted share capital of Dana plc and $1.6 billion (£1.2 billion) in cash2. In addition, GKN will transfer $1.0 billion (£0.7 billion) of its pension deficit (net of deferred tax) to the Combined Group (on an IAS19 basis as at 31 December 2017).

A proportion of the cash proceeds of the Proposed Transaction, which will be received by GKN on Completion, are intended to be used immediately as follows:

●	approximately £311 million to be paid into the UK Pension Schemes; and
●	approximately £230 million to be paid in taxes.

Following Completion and the above use of proceeds, GKN Aerospace is expected to have net debt of approximately £0.3 billion, based upon the pro forma position as at 31 December 2017. The Board remains committed to its previously announced target of returning up to £2.5 billion to shareholders over the next three years, which will be further underpinned by the significant net cash proceeds received under the Proposed Transaction. GKN Aerospace’s dividend policy will be to target an average pay-out of 50% of free cash flow over the period of 2018 to 2020, adjusted to take account of the Proposed Transaction and non-core disposals. GKN Aerospace also expects to distribute surplus cash to shareholders, subject to maintaining an investment grade credit rating.

Further information on the use of proceeds, dividend policy and financial effects of the Proposed Transaction will be set out in the Circular to be sent to shareholders.

15.	Expected timetable to Completion

The Circular containing further details on the Proposed Transaction, the Board of GKN’s recommendation, and the notice of the GKN General Meeting and the resolution required to approve the Proposed Transaction and the Special Dividend will be sent to GKN’s shareholders as soon as practicable, following the effectiveness of the Dana plc U.S. registration statement document required to be filed with the United States Securities and Exchange Commission (the ‘SEC’) in connection with the Proposed Transaction.

GKN and Dana shareholder meetings are expected to be convened, and the Proposed Transaction is expected to be completed, in Q4 2018.

16.	Board recommendation

The Board of GKN considers that the Proposed Transaction is in the best interests of GKN and its shareholders and intends unanimously to recommend that GKN shareholders vote in favour of the resolutions to be proposed at the GKN General Meeting. In addition, the Board continues to believe that the Melrose Offer fundamentally undervalues GKN. Accordingly, the Board unanimously recommends that GKN shareholders should take no action in relation to the Melrose Offer and should not sign any document which Melrose or its advisers send to GKN shareholders.

ENDS

[1] GKN Driveline comprises GKN’s Driveline division, GKN’s 59% shareholding in Zhongyuan Cylinder Liners and its 19.8% shareholding in Nanjing FAYN Piston Ring Co. Limited.

[2] GKN has agreed that Dana will pay a headline cash amount of $2,600 million (£1,883 million), which will be adjusted for $966 million (£699 million) of pension deficit (on an IAS 19 basis (post-tax) as at 31 December 2017) transferring to the Combined Group.  In addition, the headline cash amount is subject to adjustment for $81 million (£59 million) of net cash and cash equivalents transferring with the business (net of inter-company balances). The cash consideration to be received by GKN at Completion is expected to be $1,715 million (£1,242 million), subject to customary adjustments for a locked box transaction.

[3] IAS 19 pension liability at 31 December 2017 of £715 million transferred to Dana plc, net of deferred tax asset transferred to Dana plc of £103 million.

[4] This statement includes a quantified financial benefits statement in relation to the Proposed Transaction which has been reported on for the purposes of the Code (see Appendix 3).

[5] This statement includes a quantified financial benefits statement in relation to GKN’s new strategy and transformation plan along with its cash improvement initiative (‘Project Boost’) (see Appendix 4). This does not take into account of any relevant proportion of one-off associated incentive payments, which are estimated to be, in aggregate, in the region of £70m for Project Boost as a whole and which have not been reported on for the purposes of the City Code. This does not take into account any changes to such incentive arrangements as a consequence of completion of the Dana transaction and excludes any impact of potential disposals.

[6] In addition, the transaction perimeter includes GKN’s 19.8% shareholding in Nanjing FAYN Piston Ring Co. Limited.

[7] Financial information prepared under IFRS accounting standards on management basis. Management Revenue defined as management sales which aggregate the sales of subsidiaries with the Group’s share of the sales of equity accounted investments. Management trading profit is trading profit of subsidiaries with the Group’s share of the trading profit of equity accounted investments. Management EBITDA is management trading profit adding back depreciation and amortisation of operating intangible assets. Management trading profit and Management EBITDA numbers included in this document exclude the impact of the 2017 £112m charge arising from the Aerospace North America balance sheet review (£108m of this charge is included in the Aerospace division and an additional £4m in central costs).

[8] Note: Financial information prepared under US GAAP accounting standards.

[9] Note: Converted at average USD:GBP exchange rate for 2017 of 1.2889.

[10] Other Businesses will exclude GKN’s 59% shareholding in Zhongyuan Cylinder Liners and its 19.8% shareholding in Nanjing FAYN Piston Ring Co. Limited.

[11] The 2018-2055 projected cash flow figures from GKN RRSPs contain cash flow forecasts that the Takeover Panel has determined are to be treated as “profit forecasts” for the purposes of the City Code (see Appendix 5).

Contacts:

GKN plc
Guy Stainer, Investor Relations Director
Tel: +44 (0)20 7463 2382

FTI Consulting
Andrew Lorenz / Richard Mountain
Tel: +44 (0)203 727 1340

Gleacher Shacklock (Financial Adviser to GKN plc)
Tim Shacklock, Dominic Lee, James Dawson
Tel: +44 (0)20 7484 1150

J.P. Morgan Cazenove (Financial Adviser, Sponsor and Corporate Broker to GKN plc)
Robert Constant, Dwayne Lysaght, Stephen Smith
Tel: +44 (0)20 7742 4000

UBS (Financial Adviser and Corporate Broker to GKN plc)
Hew Glyn Davies, James Robertson, Jonathan Retter
Tel: +44 (0)20 7567 8000

Sources and bases of information
Appendix 2 contains the sources and bases of certain information uses in this summary and announcement.

Person responsible
The person responsible for arranging the release of this announcement on behalf of GKN is Kerry Watson, Company Secretary (+44 (0)1527 517715).

Further information
This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

The distribution of this announcement in jurisdictions outside the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Gleacher Shacklock LLP (“Gleacher Shacklock”), which is authorised and regulated by the Financial Conduct Authority in the United Kingdom, is acting exclusively as financial adviser to GKN and no one else in connection with the matters set out in this announcement and will not be responsible to anyone other than GKN for providing the protections afforded to clients of Gleacher Shacklock or for providing advice in connection with the subject matter of this announcement or any other matter referred to herein.

J.P. Morgan Securities plc (which conducts its UK investment banking business as J.P. Morgan Cazenove) (“J.P. Morgan Cazenove”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. J.P. Morgan Cazenove is acting exclusively as financial adviser to GKN and no one else in connection with the Proposed Transaction and will not regard any other person as its client in relation to the matters set out in this announcement and will not be responsible to anyone other than GKN for providing the protections afforded to clients of J.P. Morgan Cazenove or its affiliates, nor for providing advice in relation to the Proposed Transaction or any other matter referred to in this announcement.

UBS Limited (“UBS”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. UBS is acting exclusively as financial adviser to GKN and no one else for the purpose of the consideration of a proposed acquisition by Melrose and will not be responsible to anyone other than GKN for providing the protections offered to clients of UBS nor for providing advice in relation to the subject matter of this announcement or any transaction, arrangement or other matter referred to herein.

Disclosure requirements of the City Code on Takeovers and Mergers (the “Code”)

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Publication on a website

In accordance with Rule 26.1 of the Code, a copy of this announcement will be published on the GKN website (www.gkn.com) by no later than 12 noon on the business day following this announcement. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

Further, as required by the Panel, under Rule 30.1(c) of the Code, a copy of this announcement will be sent to, or made available to, GKN shareholders and persons with information rights, GKN employees and pension scheme trustees.

Cautionary statement

This announcement contains forward looking statements which are made in good faith based on the information available at the time of its publication. The forward-looking statements contained in this announcement may include statements about the expected effects of the Proposed Transaction on GKN, Dana, Dana plc and/or GKN Aerospace, the anticipated timing and benefits of the Proposed Transaction, GKN’s and Dana’s anticipated standalone financial results and all other statements in this document other than statements of historical facts. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “positioned,” “strategy,” “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. It is believed that the expectations reflected in these statements are reasonable but they are based upon a number of assumptions that are subject to change and they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated. Such risks, uncertainties and assumptions include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the satisfaction of the conditions to the Proposed Transaction and other risks related to Completion and actions related thereto; GKN’s and Dana’s ability to complete the Proposed Transaction on the anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Proposed Transaction; the ability of the parties to integrate successfully GKN Driveline with the business of Dana following the consummation of the Proposed Transaction and to realize the anticipated synergies (including any anticipated tax synergies) and other benefits expected from the Proposed Transaction; the effects of government regulation on GKN’s or Dana’s businesses; the risk that disruptions from the Proposed Transaction will harm GKN’s or Dana’s business; the effect of the announcement of the Proposed Transaction on the ability of GKN and Dana to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; potential litigation in connection with the Proposed Transaction; and other factors detailed in GKN’s 2016 Annual Report and Accounts and Dana’s reports filed with the SEC, including its Annual Report on Form 10-K under the caption “Risk Factors”. Nothing in this document should be regarded as a profit forecast. Forward-looking statements included herein are made as of the date hereof, and none of GKN, Dana or Dana plc undertakes, and each expressly disclaims, any obligation to update publicly such statements to reflect subsequent events or circumstances.

No offer or solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to a vote of Dana’s stockholders and a vote of GKN’s shareholders. In connection with the Proposed Transaction, it is intended that Dana plc will file with the SEC a registration statement on Form S-4, containing a prospectus with respect to Dana plc’s ordinary shares to be issued in the Proposed Transaction (the “Prospectus”) and a proxy statement for Dana’s stockholders (the “Proxy Statement”), and Dana will mail the Proxy Statement to its stockholders and file other documents regarding the Proposed Transaction with the SEC. Further, it is intended that GKN will mail a circular to its shareholders (“the Circular”) containing further details in relation to the Proposed Transaction and notice of the general meeting. DANA’S SECURITYHOLDERS AND GKN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS AND THE PROXY STATEMENT, AND THE CIRCULAR WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, THE PROPOSED TRANSACTION AND Dana plc. Investors will be able to obtain copies of the Prospectus and the Proxy Statement as well as other filings containing information about Dana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by GKN will be made available free of charge on GKN’s Investor Relations Website. Copies of documents filed with the SEC by Dana or Dana plc will be made available free of charge on Dana’s Investor Relations Website.

Participants in the Solicitation

GKN and its directors and executive officers, and Dana and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Dana common stock in respect to the Proposed Transaction. Information about the directors and executive officers of GKN is set forth in GKN’s 2016 Annual Report and Accounts. Information about the directors and executive officers of Dana is set forth in the definitive proxy statement for Dana’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017. Investors may obtain additional information regarding the interests of such participants by reading each of the Prospectus and the Proxy Statement and the Circular regarding the Proposed Transaction when it becomes available.

APPENDIX 1

Key Terms of the Proposed Transaction
1.	Separation Agreement

The Separation Agreement was entered into on 9 March 2018 by and among GKN and Dana. Pursuant to the terms and subject to the conditions of the Separation Agreement, GKN will sell the GKN Driveline business to Dana plc, in consideration for the issue of an aggregate number newly issued Dana plc shares which will equate to 47.25% of the total issued share capital of Dana plc (on a fully diluted basis) upon Completion and $1,715,000,000 in cash (net of inter-company balances). The newly-issued Dana plc shares will be distributed to shareholders in satisfaction of a special dividend declared by GKN (the ‘Distribution’). The new Dana plc shares will be listed on the NYSE.

2.	Merger Agreement

The Agreement and Plan of Merger (the “Merger Agreement”) was entered into on 9 March 2018 by and among GKN and Dana. Pursuant to the terms and subject to the conditions of the Merger Agreement, a Delaware corporation and an indirectly wholly-owned subsidiary of Dana plc, will merge with and into Dana. Dana will continue as the surviving corporation and will become a direct wholly-owned subsidiary of Dana plc.

Under the Merger Agreement, the shares of Dana common stock held by Dana shareholders will be converted pro rata into the right to receive an aggregate number of newly issued Dana plc shares which, together with any shares which may be issued under any Dana share options or award, will equate to 52.75% of the total issued share capital of Dana plc upon Completion. The new Dana plc shares will be listed on the NYSE.

3.	Conditions to Completion

3.1	Completion is subject to the satisfaction of a number of conditions:

(A)	the approval of the Proposed Transaction and the Distribution by GKN shareholders;

(B)	the approval of the Proposed Transaction by holders of a majority of the issued and outstanding shares of Dana common stock;

(C)	completion of the required GKN intra-group re-organisation in all material respects in accordance with the Separation Agreement;

(D)
no laws having been enacted or court order being in effect (in any jurisdiction material to the business of GKN or Dana) which prohibits or makes illegal the consummation of the Proposed Transaction, and there being no legal impediment to the declaration and payment of the Distribution;

(E)	the obtaining of approvals under: (i) the EU Merger Regulation; (ii) the Hart Scott Rodino Anti Trust Improvements Act; and (iii) any other mandatory or appropriate antitrust or regulatory law;

(F)
the registration statement to be filed on Form S-4 and/or Form S-1 in connection with the issuance of the Dana plc shares (the “US Registration Statement”) having become effective in accordance with the provisions of the US Securities Act;

(G)	the circular to be published and sent to GKN shareholders prepared under the UK Listing Rules (the “Circular”) having been approved by the UK Listing Authority;

(H)	the Dana plc shares to be issued in the Proposed Transaction having been approved for listing on the NYSE; and

(I)	the Melrose Offer having lapsed having failed to become or be declared wholly unconditional.

Any of the conditions above may be waived in whole or in part by GKN and Dana, to the extent permitted by applicable law.

3.2	The obligations of each of GKN and Dana to complete the Proposed Transaction are subject to the satisfaction or waiver of the following additional conditions (among others):

(A)
the representations and warranties given by Dana (in the case of GKN) or GKN (in the case of Dana), being true and correct as at Completion, except for any inaccuracies which would not be reasonably expected to have a material adverse effect;

(B)
Dana (in the case of GKN) or GKN (in the case of Dana) having performed or complied in all material respects with any of its respective obligations under the Merger Agreement or the Separation Agreement; and

(C)	no material adverse effect having occurred since the date of the Agreement and continuing.

4.	Representations and warranties

The Merger Agreement contains customary representations and warranties made by each of GKN and Dana as at the date of the signing of the Merger Agreement, with each such representation and warranty being repeated immediately prior to Completion (unless made as of a particular date). These representations and warranties are broadly reciprocal. There will be no recourse under the representation and warranties given under the Merger Agreement post-Completion. Neither party will have contractual recourse against, or otherwise be able to recover from, the other party, in respect of any losses which it may suffer in respect of breach of warranty given under the Merger Agreement.

5.	Covenants

The Merger Agreement includes customary interim operating covenants pending Completion entered into by GKN in relation to the conduct of the GKN Driveline business and by Dana in relation to the conduct of the Dana business (in each case subject to customary exceptions).

The Merger Agreement includes obligations on each of the parties to jointly prepare and file the US Registration Statement as soon as reasonably practicable following the signing date and to use reasonable best efforts to have the US Registration Statement declared effective as promptly as possible after filing. The Merger Agreement includes obligations for GKN to prepare and file the Circular and to use its reasonable best efforts to have the Circular approved by the UK Listing Authority as promptly as possible (taking into account the likely timing of the US Registration Statement being declared effective).

The Board of GKN shall not change, qualify, withhold, withdraw or modify its recommendation that GKN shareholders vote in favour of the Proposed Transaction and the Special Dividend in a manner adverse to Dana (a “GKN Adverse Recommendation Change”), other than, prior to receipt of the approval of GKN shareholders and subject to certain other procedural and other requirements, where the Board of GKN determines in good faith that failure to make a GKN Adverse Recommendation Change would be inconsistent with directors’ fiduciary duties.

The Board of Dana shall not change, qualify, withhold, withdraw or modify its recommendation that Dana shareholders vote in favour of the Proposed Transaction in a manner adverse to GKN (a “Dana Adverse Recommendation Change”), other than, prior to receipt of the approval of Dana shareholders and subject to certain other procedural and other requirements, where the Board of Dana determines in good faith that failure to make a Dana Adverse Recommendation Change would be inconsistent with directors’ fiduciary duties.

Each of GKN and Dana agrees to use their respective reasonable best efforts to obtain all necessary consents and approvals required for the Proposed Transaction as soon as reasonably practicable and in any event prior to the date that is 12 months after the signing date (the “Outside Date”). To the extent reasonably necessary, the parties are required to divest, accept operational restrictions or take other actions in respect of any business or asset, so long as any such divestiture or action would not (individually or collectively) result in a material adverse effect on the business, results of operations, assets or financial condition of Dana and GKN Driveline taken as a whole.

6.	Termination

The Merger Agreement may be terminated and the Proposed Transaction may be abandoned in the following circumstances:

(A)	by mutual consent of GKN and Dana;

(B)
by either Dana or GKN if there has been a breach by the other party of any representation, warranty or covenant which would result in the conditions summarised in paragraphs 3.2(A) or (B) above not being satisfied, in each case where such breach is not cured within 30 calendar days;

(C)	if Completion has not occurred by 11:59 p.m. New York time on the Outside Date;

(D)	by Dana if the GKN Board effects a GKN Adverse Recommendation Change or by either GKN or Dana if the GKN shareholder approval has not been obtained;

(E)	by GKN if the Dana Board effects a Dana Adverse Recommendation Change or by either Dana or GKN if the Dana shareholder approval has not been obtained; or

(F)	by GKN or Dana if the Melrose Offer becomes or has been declared wholly unconditional.

7.	Termination Fees

A termination fee of $150 million will be payable by Dana if the Merger Agreement terminates where there has been a Dana Adverse Recommendation Change.

A termination fee of $54 million will be payable in the following circumstances:

(A)
by GKN, if a transaction resulting in the acquisition of: (i) more than 50% of the GKN Driveline business; or (ii) more than 50% of the issued share capital in GKN (in each case other than the Melrose Offer) is made, proposed or disclosed and not withdrawn prior to GKN’s shareholder vote, and the Merger Agreement terminates in accordance with paragraph 6(C) above;

(B)
by Dana, if a transaction resulting in the acquisition of: (i) more than 50% of Dana’s business; or (ii) more than 50% of the issued share capital in Dana is made, proposed or disclosed and not withdrawn prior to Dana’s shareholder vote, and the Merger Agreement terminates in accordance with paragraph 6(C) above;

(C)	by the breaching party, if the Merger Agreement terminates in with the circumstances described in paragraph 6(B) above;

(D)
by GKN, if the Merger Agreement terminates in the circumstances described in paragraph 6(D) or GKN is legally prohibited from making the Distribution under the Special Dividend and the Proposed Transaction does not complete as a result;

(E)	by Dana, if Dana shareholder approval is not obtained but where there was no Dana Adverse Recommendation Change;

(F)
by GKN, if the Merger Agreement terminates in with the circumstances described in paragraph 6(F) and prior to the Melrose Offer having become unconditional as to acceptances, the Board of GKN has recommended that the GKN shareholders accept the Melrose Offer.

If the Melrose Offer completes and the Merger Agreement is terminated but the Board of GKN has not recommended that shareholders accept the Melrose Offer before it has become unconditional as to acceptances, a fee of $40 million shall be payable by GKN.

APPENDIX 2

SOURCES OF INFORMATION AND BASES OF CALCULATION

1.1
The value of the share capital that GKN’s shareholders will receive under the Terms of the Proposed Transaction of $3,494 million (£2,530 million) is calculated by multiplying the number of shares issued to GKN’s shareholders by the closing share price of Dana on 8 March 2018 (being the last trading day prior to the release of this announcement).

1.2
The number of shares issued to GKN’s shareholders of 133.4 million is based on GKN’s shareholders receiving 47.25% of the fully diluted share capital of Dana plc at completion under the Terms of the Proposed Transaction and the current fully diluted share capital of Dana of 148.9 million comprising:

(A)	common shares outstanding of 145.4 million; and

(B)	options, restricted stock units, performance shares units and director shares of 3.5 million.

1.3	Dana’s closing share price of $26.20 is sourced from data provided by Bloomberg Financial Markets.

1.4
The value of the cash consideration under the Terms of the Proposed Transaction of $1,634 million (£1,183 million) is based on the headline cash price of $2,600 million (£1,883 million) less GKN’s IAS 19 pension deficit (net of deferred tax asset) of $966 million (£699 million) as at 31 December 2017 to transfer to Dana plc.

1.5
Therefore, under the Terms of the Proposed Transaction and based on the closing share price of Dana on 8 March 2018, the total enterprise value (on a cash free, debt free basis) of GKN Driveline of $6.1 billion (£4.4 billion) is the sum of the following

(A)	the share capital that GKN’s shareholders will receive of $3,494 million (£2,530 million);

(B)	the value of the cash consideration of $1,634 million (£1,183 million); and

(C)	the value of GKN’s IAS 19 pension deficit (net of deferred tax asset) of $966 million (£699 million) to transfer to Dana plc.

1.6
The 2017 EV / EBITDA multiple of 7.5x implied by the Proposed Transaction is calculated by dividing the total enterprise value of GKN Driveline of £4.4 billion by GKN Driveline’s EBITDA of £588m for the year ended 31 December 2017.

1.7	Dana’s market capitalisation of $3,810 million is calculated by multiplying the undisturbed share price of $26.20 per Dana share as at 8 March 2018 by Dana’s common shares outstanding of 145.4 million

1.8
Unless otherwise stated, historical financial information relating to GKN has been extracted or derived (without material adjustment) from the audited financial statements contained in GKN’s Results Announcement for the year ended 31 December 2017 dated 27 February 2018.

1.9
Unless otherwise stated, historical financial information relating to Dana has been extracted or derived (without material adjustment) from the audited financial statements contained in Dana’s 2017 and 2016 Form 10-Ks for the years ended 31 December 2017 and 31 December 2016 respectively.

1.10
For instances in which GKN’s or Dana’s historical income statement figures have been converted from GBP into USD or vice versa, the following USD/GBP exchange rates for the respective financial years, being the arithmetic average of the exchange rates at close of all trading days within the year, have been used:

(A)	1.289 for 2017 sourced from Bloomberg Financial Markets;

(B)	1.355 for 2016 sourced from Bloomberg Financial Markets; and

(C)	1.529 for 2015 sourced from Bloomberg Financial Markets.

1.11
For instances in which Dana’s balance sheet items as at 31 December 2017 have been converted from USD into GBP, the USD/GBP exchange rate of 1.351 as at 31 December 2017 sourced from Bloomberg Financial Markets has been used.

1.12
For all other instances in which financial figures have been converted from USD to GBP (and vice versa) and unless otherwise stated, the USD/GBP exchange rate of 1.381 as at 8 March 2018 (being the last trading day prior to the release of this announcement) has been used.

1.13
The reference to the EV / EBITDA multiple of 7.7x implied by the Melrose Offer is based on the Offer Document dated 1 February 2018 and is calculated by dividing the EV of the Melrose Offer by GKN’s EBITDA for the year ended 31 December 2017

(A)	the implied Melrose Offer equity value of £6,923 million calculated as the offer value per share of 402.8p multiplied by 1,718.4 million total GKN shares in issue;

(B)	the offer value per share is based on Melrose’s share price of 216.0p as at 8 March 2018, an exchange ratio of 1.49 new Melrose shares per GKN share and cash consideration of 81p per GKN share;

(C)
the EV of £9,115 million is based on the Melrose Offer equity value plus GKN’s EV adjustments as at 31 December 2017 comprising net debt of £889 million, net pension deficit of £1,264 million (calculated as gross pension deficit of £1,504 million less pension tax asset of £240 million) and non-controlling interests of £39 million (as set out in GKN’s Results Announcement for the year ended 31 December 2017 dated 27 February 2018); and

(D)	GKN’s EBITDA of £1,183 million for the 12 months ended 31 December 2017 as set out in Appendix 1 of GKN’s Announcement “Moving GKN to world class financial performance” dated 14 February 2018.

1.14
The reference to aerospace and powder metallurgy transactions typically being completed at significantly higher multiples than transactions within the automotive supplier sector is based on the average EV/EBITDA multiples of relevant precedent transactions for aerospace being 13.6x and 10.9x for powder metallurgy as set out in GKN’s Response Circular dated 15 February 2018.

APPENDIX 3

PART A

SYNERGIES QUANTIFIED FINANCIAL BENEFITS STATEMENT

The statements in this announcement labelled by way of a footnote as including a quantified financial benefits statement in relation to the anticipated cost synergies, capex synergies, associated one-off costs and phasing of both the synergies and/or one-off costs which may arise from the Proposed Transaction include “quantified financial benefits statements” for the purposes of Rule 28 of the City Code on Takeovers and Mergers (the “City Code”), which have been reported on in accordance with the requirements of the City Code in the following form (the “Synergies Quantified Financial Benefits Statement”):

“The cost synergy benefits of the proposed merger are expected to deliver annualised cost savings run rate of $235m by the end of the third year post completion. These benefits are in addition to the Driveline benefits expected as part of Project Boost, and have no material impact on the overall Boost benefits statement, announced on 14th February 2018. The run rate at the end of Year One is expected to be approximately 40%, with approximately 71% achieved by the end of Year Two.

Expected synergy benefit (run rate)

	Year 1	Year 2	Year 3
Procurement	45	84	112	48%
Manufacturing	19	41	75	32%
SG&A	31	41	48	20%
	95	166	235
	40%	71%	100%

Almost half (48%) of the recurring cost synergy benefits are driven by economies of scale and best practice in direct and indirect procurement. Manufacturing footprint optimisation and manufacturing excellence programmes account for just under a third of the benefit (32%), with the remainder through functional excellence and the removal of duplicate SG&A.

Dis-synergies have been considered in quantifying the net impact of the synergy benefits and are not expected to be material.

We estimate that the programme will require cash one-off costs to achieve in the range of $250m to $300m with around 60% incurred in Year One, 30% incurred in Year Two and the remainder in Year Three.”

Bases of belief, assumptions and sources

The following approach and sources have been utilised in developing the Synergies Quantified Financial Benefits Statement:

•
Both GKN plc (“GKN”) and Dana Incorporated (“Dana”) have announced an agreed synergy case (the “Announced Case”) including ongoing cost synergies, associated one-off costs and phasing of both the synergies and one-off costs.

•
Management of the GKN Driveline business (“GKN Driveline”) has estimated the potential ongoing cost synergies, and associated one-off costs of realisation resulting from the proposed combination of GKN Driveline with Dana, and subsequent integration with Dana to arrive at an internal base case (the “Base Case”). The Announced Case represents the synergy case post a contingency.

•	Separately, Dana management has also undertaken an exercise to estimate these potential benefits.

•	Additionally, GKN Driveline management has developed an internal stretch case which estimates incremental potential synergy benefit in excess of the Base Case.

•	In developing the synergy case, GKN Driveline has involved functional management in relation to key areas of potential synergy (procurement, manufacturing, SG&A).

•
In developing the GKN Driveline synergy case, GKN Driveline management held working sessions with Dana’s CFO, functional management relating to key synergy areas and synergies advisers (Roland Berger). During these sessions, potential areas of synergy, key assumptions to underpin each area and key baseline information have been tested and confirmed.

•	GKN Driveline management has, where possible, identified a cost and/or FTE baseline from which to base and contextualise the benefits estimates. This is primarily based on FY17 full year actuals.

•
In seeking to develop an addressable baseline for synergies purposes relating to both GKN Driveline and Dana, GKN Driveline management has made adjustments to reflect non-addressable items including in-flight change programmes (Project Boost and Dana’s synergies from prior acquisitions yet to be realised), standalone cost adjustments expected upon GKN Driveline’s separation from GKN and business units deemed non-addressable due to limited overlap.

•
Where possible, estimated benefits and costs have been calculated on a bottom-up basis, however in circumstances where data has been limited, estimates and assumptions have been made by GKN Driveline management.

•
Key sources of information used to develop the synergy case include: FY17 financial results for both GKN Driveline and Dana; information from GKN Driveline management’s Hyperion system; supporting analysis and management information from GKN Driveline and GKN Group; discussions with GKN Driveline management by Dana management; the Dana management synergy paper (developed with support from advisors Roland Berger); Dana management information provided through the Virtual Data Room and associated Q&A process.

•	Potential areas of dis-synergy have been considered and GKN Driveline management do not believe that any will arise.

•	Potential revenue and working capital synergies have not been modelled or included in GKN Driveline management’s synergy case.

•	Assumed to be no significant changes in macro-economic conditions.

•	Estimates of ongoing cost synergies, and one-off costs have been phased over a three year period.

•	The exchange rate used to convert between USD and GBP is 1.35 (GKN’s 2018 Budget rate).

Reports

As required by Rule 28.1(a) of the City Code, KPMG LLP (“KPMG”), as reporting accountant to GKN, and Gleacher Shacklock and J.P. Morgan Cazenove as financial advisers to GKN, have provided the reports required under that Rule.

Copies of these reports are included in Parts B and C of this Appendix 3. Each of KPMG, Gleacher Shacklock and J.P. Morgan Cazenove has given and has not withdrawn its consent to the publication of its report in the form and context in which it is included.

Notes

1. The statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. No statement in the Synergies Quantified Financial Benefits Statement, or this announcement generally, should be construed as a profit forecast or interpreted to mean that the Combined Group’s earnings in the full first full year following the Proposed Transaction, or in any subsequent period, would necessarily match or be greater than or be less than those of GKN and/or Dana for the relevant preceding financial period or any other period.

2. Due to the scale of the Combined Group, there may be additional changes to the Combined Group’s operations. As a result, and given the fact that the changes relate to the future, the resulting cost savings may be materially greater or less than those estimated.

3. In arriving at the Synergies Quantified Financial Benefits Statement, the GKN Directors have assumed that:

a.	there will be no significant impact on the underlying operations of either business as a result of the Proposed Transaction;

b.	there will be no material impact on the Combined Group arising from any decisions made by competition authorities;

c.
there will be no material change to macroeconomic, political or legal conditions in the markets or regions in which in the Combined Group operates which will materially impact on the implementation of or costs to achieve the proposed cost savings; and

d.	there will be no material change in exchange rates.

PART B

ACCOUNTANT’S REPORT ON SYNERGIES QUANTIFIED FINANCIAL BENEFITS STATEMENT

The Directors (the “Directors”)
GKN plc
PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire
B98 0TL

Gleacher Shacklock LLP
Cleveland House
33 King Street
London SW1Y 6RJ

J.P.Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP

9 March 2018

Dear Ladies and Gentlemen

Published Report on Quantified Financial Benefits Statement by GKN plc (“GKN”)

We refer to the statement (the “Statement”) made by the Directors set out in Part A of Appendix 3 to the announcement dated 9 March 2018 in relation to the proposed combination of GKN’s Automotive business with Dana Incorporated to create Dana plc (the “Announcement”) to the effect that:

“The cost synergy benefits of the proposed merger are expected to deliver annualised cost savings run rate of $235m by the end of the third year post completion. These benefits are in addition to the Driveline benefits expected as part of Project Boost, and have no material impact on the overall Boost benefits statement, announced on 14th February 2018. The run rate at the end of Year One is expected to be approximately 40%, with approximately 71% achieved by the end of Year Two.

Expected synergy benefit (run rate)

	Year 1	Year 2	Year 3
Procurement	45	84	112	48%
Manufacturing	19	41	75	32%
SG&A	31	41	48	20%
	95	166	235
	40%	71%	100%

Almost half (48%) of the recurring cost synergy benefits are driven by economies of scale and best practice in direct and indirect procurement. Manufacturing footprint optimisation and manufacturing excellence programmes account for just under a third of the benefit (32%), with the remainder through functional excellence and the removal of duplicate SG&A.

Dis-synergies have been considered in quantifying the net impact of the synergy benefits and are not expected to be material.

We estimate that the programme will require cash one-off costs to achieve in the range of $250m to $300m with around 60% incurred in Year One, 30% incurred in Year Two and the remainder in Year Three.”

The Statement has been made in the context of the disclosures in Part A of Appendix 3 of the Announcement setting out, inter alia, the basis of the Directors’ belief (including the principal assumptions and sources of information) supporting the Statement and their analysis and explanation of the underlying constituent elements.

This report is required by Rule 28.1(a) of the City Code on Takeovers and Mergers (the “City Code”) and is given for the purpose of complying with that requirement and for no other purpose. Accordingly, we assume no responsibility in respect of this report to the offeror or to any person connected to, or acting in concert with, the offeror, or to any other person who is seeking or may in future seek to acquire control of the Company (an “Alternative Offeror”) or to any person connected to, or acting in concert with, an Alternative Offeror.

Responsibilities

It is the responsibility of the Directors to prepare the Statement in accordance with the requirements of Rule 28 of the City Code.

It is our responsibility to form an opinion, as required by Rule 28.1(a)(i) of the City Code, as to the proper compilation of the Statement and to report that opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Rule 23.2(b) of the City Code, consenting to its inclusion in the Announcement.

Basis of preparation of the Statement

The Statement has been prepared on the basis stated in Part A of Appendix 3 to the Announcement.

Basis of opinion

We have discussed the Statement, together with the underlying plans, with the Directors, Gleacher Shacklock LLP and J.P. Morgan Securities plc. Our work did not involve any independent examination of any of the financial or other information underlying the Statement.  We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board of the United Kingdom.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Statement has been properly compiled on the basis stated.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

We have not consented to the inclusion of this report and our opinion in any registration statement filed with the SEC under the US Securities Act of 1933 (either directly or by incorporation by reference) or in any offering document enabling an offering of securities in the United States (whether under Rule 144A or otherwise). We therefore accept no responsibility to, and deny any liability to, any person using this report and opinion in connection with any offering of securities inside the United States of America or who makes a claim on the basis they had acted in reliance on the protections afforded by United States of America law and regulation.

We do not express any opinion as to the achievability of the benefits identified by the Directors in the Statement. The Statement is subject to uncertainty as described in Appendix 3 to the Announcement. Because of the significant changes in the enlarged Dana Incorporated operations expected to flow from the proposed combination of GKN’s Automotive business with Dana Incorporated to create Dana plc and because the Statement relates to the future, the actual benefits achieved are likely to be different from those anticipated in the Statement and the differences may be material.

Opinion

On the basis of the foregoing, we report that, in our opinion, the Statement has been properly compiled on the basis stated.

Yours faithfully

KPMG LLP

PART C

REPORT FROM GLEACHER SHACKLOCK LLP AND J.P. MORGAN SECURITIES PLC

The Board of Directors (the “Directors”)
GKN plc
PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire
B98 0TL

9 March 2018

Dear Ladies and Gentlemen,

We refer to the quantified financial benefits statement, the bases of belief thereof and the notes thereto (together, the “Statement”) made by GKN plc (“GKN”) and set out in Part A of Appendix 3 to the announcement entitled “Proposed combination of GKN Automotive and Dana” dated 9 March 2018 (the “Announcement”), for which the Directors are solely responsible under Rule 28.3 of the City Code on Takeovers and Mergers (the “Code”).

We have discussed the Statement (including the assumptions, bases of calculation and sources of information referred to therein), with the Directors and those officers and employees of GKN who have developed the statement of anticipated synergies as well as with KPMG LLP (“KPMG”). The Statement is subject to uncertainty as described in the Announcement and our work did not involve an independent examination, or verification, of any of the financial or other information underlying the Statement.

We have relied upon the accuracy and completeness of all the financial and other information provided to us by or on behalf of GKN, or otherwise discussed with or reviewed by us, in connection with the Statement, and we have assumed such accuracy and completeness for the purposes of providing this letter.

We do not express any view as to the achievability of the quantified financial benefits, whether on the basis identified by the Directors in the Statement, or otherwise.

We have also reviewed the work carried out by KPMG and have discussed with KPMG its opinion addressed to you and us on this matter and which is set out in Part B of Appendix 3 to the Announcement, and the accounting policies and bases of calculation for the Statement.

On the basis of the foregoing, we consider that the Statement, for which the Directors are solely responsible, has been prepared with due care and consideration.

This letter is provided to you solely having regard to the requirements of, and in connection with, Rule 28.1(a)(ii) of the Code and for no other purpose. We accept no responsibility to GKN, its shareholders or to any person other than the Directors in respect of the contents of this letter. We are acting exclusively as financial advisers to GKN and no one else and it was for the purpose of complying with Rule 28.1(a)(ii) of the Code that GKN requested us to prepare this letter relating to the Statement.  No person other than the Directors can rely on the contents of, or the work undertaken in connection with, this letter, and to the fullest extent permitted by law, we expressly exclude and disclaim all liability (whether in contract, tort or otherwise) to any other person, in respect of this letter, its contents or the work undertaken in connection with this letter or any of the results or conclusions that may be derived from this letter or any written or oral information provided in connection with this letter, and any such liability is expressly disclaimed except to the extent that such liability cannot be excluded by law.

Yours faithfully,

For and on behalf of	For and on behalf of

Gleacher Shacklock LLP	J.P. Morgan Securities plc

APPENDIX 4

BOOST QUANTIFIED FINANCIAL BENEFITS STATEMENT

The statements in this announcement labelled by way of a footnote as including a quantified financial benefits statement in relation to GKN’s new strategy and transformation plan along with its cash improvement initiative (“Project Boost”) include “quantified financial benefits statements” for the purposes of Rule 28 of the City Code, which have been reported on previously (as set out in the final section of this Appendix 5) in accordance with the requirements of the City Code in the following form (the “Boost Quantified Financial Benefits Statement”):

“The benefits of the Project Boost transformation plan are expected to deliver a recurring annual cash cost benefit of at least £340m from the end of 2020, with approximately 15% of this achieved in-year in 2018, increasing to 44% in 2019 and 81% in 2020.

Over 40% of the benefits are driven by world class process improvement, implementing Industry 4.0 across the divisions and addressing underperformance in the US aerospace business. The remaining benefits are derived from improved procurement processes in both direct and indirect procurement, and other functional savings.

The nature of the programmes mean that there will be minimal jobs losses to achieve these benefits, but there will be an adjustment in working practices required to adopt the leading edge technologies.

Phasing

£m	2018	2019	2020	Run-rate2020	4 year total
Benefits (in-year)	50	150	274	340	814
One-off exceptional cash costs to achieve	(110)	(138)	(68)	-	(450)
Capital investments	(32)	(61)	(41)	-
Average working capital (in-year)	105	82	70	-
Net cash impact	13	33	235	340

Boost benefits by division

£m	Run-rate 2020				Total
	Aerospace	Automotive	Powder Metallurgy	Central
Manufacturing excellence	77	55	13	-	145
Functional excellence	27	30	1	5	63

Direct procurement	30	35	-	-	65
Indirect procurement	26	33	8	-	67
Total	160	153	22	5	340

In addition to cash flow generated by these benefits, we anticipate generating an average cash release through improvement in working capital management of £257million cumulatively in the period to the end of 2020, with an average working capital release of approximately £105m in 2018, £82m in 2019 and £70m in 2020. The benefits will come equally from payables (43%) and inventories (43%) with remainder coming from receivables (14%).

This will be delivered through both specific initiatives and as a result of embedding world class processes throughout the group.

The majority of the benefits are split broadly evenly between the two major divisions, Automotive and Aerospace. The Aerospace benefits are primarily focused on addressing existing operations in the US and embedding best practice processes across the division, whereas the Automotive benefits are primarily based on investment in technology.

We estimate that the Project Boost programme will require one-off costs to achieve of £450m with approximately 32% incurred in 2018, approximately 44% in 2019 and the remainder in 2020. Of this, approximately £134m will be investment in capital expenditure to facilitate the adoption of world class Industry 4.0 processes.”

The Directors confirm that the Boost Quantified Financial Benefits Statement remains valid and has been properly compiled on the basis of the assumptions contained below.

Bases of belief, assumptions and sources

The following approach and sources have been utilised in developing the Project Boost benefits case:

•
Work streams led by GKN’s Divisional CEOs have developed the Project Boost benefits case, including identification and quantification of estimates of potential benefits and associated one-off costs relating to the programme.

•
In preparing the Boost Quantified Financial Benefits Statement, the Divisional CEOs have been supported by functional management (and in several cases external advisors) to facilitate analysis and evaluation of the potential benefits available as a result of Project Boost.

•
Where possible, estimated benefits and costs have been calculated on a bottom-up basis, however in circumstances where data has been limited, estimates and assumptions have been made by Management, with input from external advisors, to aid the development of individual benefits and one off costs.

•
Cost bases used as the basis for the quantification exercise are a profit estimate for the financial year ended 31 December 2017 (see Appendix 1 of the announcement made by GKN on 14 February 2018 entitled “Moving GKN to world class financial performance”) and audited financial results for the year ended 31 December 2016. Key sources of information used to develop Project Boost include financial results for the year ended 31 December 2017, audited financial results for the year ended 31 December 2016 and information from Management’s Oracle Hyperion system.

•	Benefits of growth in the businesses have been excluded.

•	Assumed to be no significant changes in macro-economic conditions.

•	Estimates of ongoing cost benefits and one-off costs have been phased over a three year period.

•	The exchange rate used to convert between USD and GBP is 1.35 (GKN’s 2018 Budget rate).

•	A stretch case of benefits has also been prepared.

Reports

As required by Rule 28.1(a)(i) of the City Code, KPMG, as reporting accountants to GKN, has provided a report stating that, in its opinion, the Boost Quantified Financial Benefits Statement has been properly compiled on the basis stated.

Gleacher Shacklock, J.P. Morgan Cazenove and UBS, as financial advisers to GKN, have provided a report for the purposes of Rule 28.1(a)(ii) of the City Code stating that, in their opinion and subject to the terms of the report, the Boost Quantified Financial Benefits Statement has been prepared with due care and consideration.

Copies of these reports are included in Parts B and C of Appendix 2 to the announcement dated 14 February 2018 made by GKN entitled “Moving GKN to world class financial performance” (a copy of which is available on the GKN website). Each of KPMG, Gleacher Shacklock, J.P. Morgan Cazenove and UBS has also confirmed to GKN that the report that they previously produced in connection with the Boost Quantified Financial Benefits Statement continues to apply.

Notes

The assessment and quantification of the potential cost savings and efficiency gains of Project Boost relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the potential cost savings, efficiency gains and/or other expected benefits may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.

Due to the scale of GKN, there may be additional changes to its operations as a result of Project Boost. As a result, and given the fact that the changes relate to the future, the resulting cost savings may be materially greater or less than those estimated.

No statement in the Boost Quantified Financial Benefits Statement or in this announcement generally should be construed as a profit forecast or interpreted to mean that GKN’s earnings in the first full year following implementation of the Project Boost, or in any subsequent period, would necessarily match or be greater than or be less than those of GKN for the relevant preceding financial period or any other period.

APPENDIX 5

CASH FLOW ESTIMATE AND CASH FLOW FORECASTS

The statements labelled by way of a footnote as including a cash flow estimate include statements that have been reported on as “profit estimates” for the purposes of, and in accordance with the requirements of, Rule 28 of the City Code, in the following form:

“The Directors estimate that the RRSP derived net cash inflow for the year ended 31 December 2017 is $165 million” (the “Cash Flow Estimate”).

The statements labelled by way of a footnote as including a cash flow forecast include statements that have been reported on as “profit forecasts” for the purposes of, and in accordance with the requirements of, Rule 28 of the City Code, in the following form:

“The Directors forecast that the RRSP derived net cash inflow for the year ending 31 December 2018 will be $146 million” (the “Cash Flow Forecast”).

The statements labelled by way of a footnote as including a cash flow forecast include “profit forecasts” for the purposes of Rule 28 of the City Code, in the following form:

“The Directors forecast that the RRSP derived net cash inflow for the years ending 31 December 2019-2055 will be as set out in the relevant cells of the table titled “Derived net cash flows from GKN RRSP portfolio” included below for reference (the “Long-Run Cash Flow Forecast”).

Year	Net cash flow ($m)	Year	Net cash flow ($m)	Year	Net cash flow ($m)	Year	Net cash flow ($m)
2013	143	2026	355	2039	500	2052	302
2014	171	2027	352	2040	496	2053	268
2015	164	2028	365	2041	495	2054	238
2016	188	2029	322	2042	486	2055	198
2017	165	2030	300	2043	455
2018	146	2031	352	2044	432
2019	211	2032	359	2045	414
2020	221	2033	359	2046	403
2021	233	2034	412	2047	391

2022	278	2035	444	2048	377
2023	275	2036	451	2049	371
2024	292	2037	478	2050	355
2025	317	2038	498	2051	333

RRSP derived net cash flows are calculated by taking net receipts from partners less attributable direct and indirect costs of programme participation less allocated selling, general and administration expenses and after taking account of movements in associated working capital and directly attributable capital expenditure.

The Directors confirm that the Cash Flow Estimate, the Cash Flow Forecast and the Long-Run Cash Flow Forecast remain valid and have been properly compiled on the basis of the assumptions contained below.

Basis of preparation and principal assumptions of Cash Flow Estimate

The Cash Flow Estimate is based on information from GKN’s management information system.

The RRSPs included in the Cash Flow Estimate comprise commercial agreements on engine programmes entered into as detailed in Appendix 1 to GKN’s 27 February 2018 announcement entitled “GKN Aerospace: generating value for decades to come” (the “Aerospace Announcement”).

Basis of preparation and principal assumptions of Cash Flow Forecast and Long-Run Cash Flow Forecast

The RRSPs included in the Cash Flow Forecast and Long-Run Cash Flow Forecast comprise commercial agreements on engine programmes entered into as detailed in Appendix 1 to the Aerospace Announcement.

The Cash Flow Forecast and Long-Run Cash Flow Forecast are based on the RRSP models developed and maintained by Aerospace management and utilised by the Directors of GKN to perform impairment assessments on net intangible assets.

The SEK/USD rate used is 8.05.

The Directors of GKN have prepared the Cash Flow Forecast and the Long-Run Cash Flow Forecast on the basis of the following assumptions which are outside of the influence or control of the GKN Board and could turn out to be incorrect and therefore affect whether the Cash Flow Forecast and/or the Long-Run Cash Flow Forecast can be achieved:

•	there will be no fundamental change in the political or economic environment in which GKN’s customers and suppliers operate;

•	there will be no business disruptions that materially affect GKN’s Aerospace operations or its key customers and suppliers;

•	there will be no material deviation in engine deliveries and aftermarket demand from the latest forecasts provided by the RRSP’s to GKN;

•	there will be no adverse impact on GKN’s production as a result of supplier disruption or non-conformance; and

•	customers operate within contractual credit terms.

Reports

The Takeover Panel has determined that the Cash Flow Estimate and Cash Flow Forecast be treated as a Profit Estimate and a Profit Forecast under Rule 28.1(a) of the City Code. KPMG, as reporting accountant to GKN, and Gleacher Shacklock, J.P. Morgan Cazenove and UBS, as financial advisers to GKN, have provided a report in respect of the Cash Flow Estimate and the Cash Flow Forecast as required under that Rule.

Copies of these reports are included in Parts B and C of Appendix 2 to the Aerospace Announcement. Each of KPMG, Gleacher Shacklock, J.P. Morgan Cazenove and UBS has also confirmed to GKN that the report that they previously produced in connection with the Cash Flow Estimate and Cash Flow Forecast continues to apply.

The Takeover Panel has determined that the Long-Run Cash Flow Forecast be treated as a Profit Forecast under Rule 28.1(a) of the City Code. However, in accordance with Rule 28.2 of the City Code, the Takeover Panel has granted GKN a dispensation from the requirement to include reports from reporting accountants and GKN’s financial advisers in relation to the Long-Run Cash Flow Forecast because it is for a financial period ending more than 15 months from the date of the GKN Aerospace Announcement, which is the date on which it was first published.